AB 3/5

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SECURITIES AND E
10029443
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameritas Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 "O" Street
(No. and Street)

Lincoln	Nebraska	68510-2234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Oss (402) 325-4018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102-9706
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Oss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp., as of December 31, 2009 and, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Assistant Vice President, Controller

Title

Notary Public

GENERAL NOTARY-State of Nebraska
SUSAN K. TOWNS
My Comm. Exp. June 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x Notes to the Financial Statements
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3*.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (to be filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** Included on Schedule G - Computation of Net Capital*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the accompanying statements of financial condition of Ameritas Investment Corp. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Investment Corp. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i, listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 26, 2010

AMERITAS INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION

	December 31 2009	December 31 2008
ASSETS		
Cash and cash equivalents	$ 11,511,136	$ 12,210,470
Cash segregated under federal and other regulations	26,650	26,650
Clearing account deposit with broker dealer	255,000	255,000
Receivables:		
Affiliates	77,716	148,170
Commissions	2,228,755	1,313,019
Securities sold	-	110,000
Other	239,388	267,312
Securities owned:		
Marketable, at fair value	3,397,114	1,099,993
Municipal warrants, at estimated fair value	320,301	502,930
Current income taxes	97,420	989,689
Other assets	393,717	200,957
Deferred income taxes	1,985,411	1,269,168
Software, net of accumulated amortization of $892,726 and $862,992	109,771	103,647
Intangible assets, net of accumulated amortization of $23,828	387,014	-
Total Assets	$ 21,029,393	$ 18,497,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Payables:		
Affiliates	$ 774,256	$ 379,315
Commissions	2,191,525	2,843,023
Securities sold	661,340	9,664
Other	1,258,531	864,864
Accrued salary and salary related expenses	1,494,359	1,215,585
Securities sold, not yet purchased, at fair value	14,556	26,378
Current income taxes	103,059	-
Deferred compensation liabilities	3,350,330	1,482,161
Total Liabilities	9,847,956	6,820,990
COMMITMENTS AND CONTINGENCIES (Note 9 & 11)		
STOCKHOLDERS' EQUITY:		
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 225,117 shares	22,512	22,512
Additional paid-in capital	5,114,819	5,114,819
Retained earnings	6,044,106	6,538,684
Total Stockholders' Equity	11,181,437	11,676,015
Total Liabilities and Stockholders' Equity	$ 21,029,393	$ 18,497,005

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2009	**2008**
INCOME:		
Commissions-affiliates	$ 20,266,164	$ 30,546,541
Commissions	49,567,267	58,930,546
Underwriting income	5,557,078	4,524,442
Advisory fees	15,348,542	17,631,475
Service fees-affiliates	656,744	278,235
Investment income	250,900	56,756
Other income	1,655,005	1,659,472
	93,301,700	113,627,467
EXPENSES:		
Commissions-affiliates	19,431,061	29,618,769
Commissions	51,653,601	62,824,832
Clearing fees	2,225,970	2,386,366
Salary and salary related	11,365,498	10,855,213
Communications	521,585	511,193
Occupancy and equipment rental	962,871	1,166,263
Service fees-affiliates	3,248,779	1,743,668
Training and registration	364,713	484,883
Travel and promotion	1,298,877	1,695,628
Other expenses	3,035,071	3,165,926
	94,108,026	114,452,741
Loss before income taxes	(806,326)	(825,274)
Income taxes - current	404,495	290,532
Income taxes - deferred	(716,243)	(574,259)
Total income tax benefit	(311,748)	(283,727)
Net loss	$ (494,578)	$ (541,547)

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, January 1, 2008	225,117	$ 22,512	$ 5,114,819	$ 7,080,231	$ 12,217,562
Net loss	-	-	-	(541,547)	(541,547)
BALANCE, December 31, 2008	225,117	$ 22,512	$ 5,114,819	$ 6,538,684	$ 11,676,015
Net loss	-	-	-	(494,578)	(494,578)
BALANCE, December 31, 2009	225,117	$ 22,512	$ 5,114,819	$ 6,044,106	$ 11,181,437

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2009	**2008**
OPERATING ACTIVITIES:		
Net loss	$ (494,578)	$ (541,547)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Amortization	53,562	61,990
Deferred income taxes	(716,243)	(574,259)
Change in assets and liabilities:		
Cash segregated under federal and other regulations	-	(18,517)
Receivables	(707,358)	1,624,678
Securities owned and securities sold, not yet purchased, net	(2,126,314)	680,433
Current income taxes	995,328	(685,718)
Other assets	(192,760)	76,711
Payables	788,786	(1,190,990)
Accrued salary and salary related expenses	278,774	(292,965)
Deferred compensation liabilities	1,868,169	647,653
Net cash used in operating activities	(252,634)	(212,531)
INVESTING ACTIVITIES:		
Purchase of software	(35,858)	(74,556)
Acquisition of customer contracts	(410,842)	-
Net cash used in investing activities	(446,700)	(74,556)
DECREASE IN CASH AND CASH EQUIVALENTS	(699,334)	(287,087)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,210,470	12,497,557
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,511,136	$ 12,210,470
Supplemental cash flow information:		
Cash received (paid) for income taxes	$ 590,833	$ (976,250)

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreements with Pershing, LLC, National Financial Services LLC, and RBC Capital Markets Corporation. The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The Company is a majority owned subsidiary of Ameritas Life Insurance Corp. (ALIC) and minority owned by Centralife Annuities Service, Inc., a wholly-owned subsidiary of Aviva USA. ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of UNIFI Mutual Holding Company (UNIFI).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities with a remaining maturity of less than three months when purchased to be cash equivalents.

SECURITIES OWNED

Marketable securities are carried at fair value determined using an independent pricing source and municipal warrants are valued at estimated fair value as determined by management. Changes in value are included as investment income in the statements of operations.

SOFTWARE

Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over three years.

INTANGIBLE ASSETS

Intangible assets are amortized based upon the percentage of estimated revenues method over a period not to exceed seven years at which time it is anticipated that the majority of the purchased contracts will have expired. Intangible assets will be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. At December 31, 2009 there were no impairment indicators noted.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

UNDERWRITING INCOME
Underwriting income arises from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized as income at the time the underwriting is completed and the income is reasonably determinable.

ADVISORY FEES
Investment advisory fees for portfolio monitoring and asset allocation services and distribution fees on outside mutual funds and affiliated mutual funds of the Company are recognized as services are rendered, with earned but unpaid amounts reflected as accounts receivable and amounts received but not earned reflected as accounts payable in the statements of financial condition.

SERVICE FEES
Service fees are recognized as services are rendered.

INCOME TAXES
The Company joins in the filing of a life/non-life consolidated federal income tax return with UNIFI. Consolidated tax results are distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2009 and through the financial statement issuance date of February 26, 2010. The Company incorporated into the financial statements presented herein all subsequent events requiring recognition as of February 26, 2010 and has not identified any subsequent events that require disclosure.

ACCOUNTING PRONOUNCEMENTS
ACCOUNTING STANDARDS CODIFICATION
In June 2009, the Financial Accounting Standards Board (FASB) issued new guidance that establishes the FASB Accounting Standards Codification (ASC) as the single source of authoritative generally accepted accounting principles (GAAP). Pursuant to the provisions of the guidance, the Company has updated references to GAAP in these financial statements. The adoption of the new guidance did not have any impact on the Company's results of operations, financial condition or cash flows.

FAIR VALUE MEASUREMENTS
In September 2006, the FASB issued new accounting guidance, which redefines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The new guidance establishes a three level hierarchy for fair value measurements based upon the nature of the inputs to the valuation of an asset or liability. The new guidance applies where other accounting pronouncements require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued additional accounting guidance related to fair value measurements, which permitted the deferral of the effective date of the initial new guidance to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted the provisions of the initial new

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

ACCOUNTING PRONOUNCEMENTS, (continued)

FAIR VALUE MEASUREMENTS (continued)

guidance for financial assets and liabilities recognized or disclosed at fair value on a recurring and non-recurring basis as of January 1, 2008. Consistent with the provisions of the additional new guidance, the Company decided to defer the adoption of the additional new guidance for non-financial assets and liabilities measured at fair value on a non-recurring basis until January 1, 2009. In October 2008, the FASB issued additional fair value guidance, which clarifies the application of certain aspects of prior guidance related to when an instrument is in a market that is not active. The Company adopted the provisions of this guidance as of December 31, 2008. In April 2009, the FASB issued fair value guidance to clarify the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and to clarify the identification of transactions that are not orderly. The Company adopted the provisions of this guidance as of December 31, 2009. The adoption of the new fair value guidance did not have a material effect on the Company's results of operations, financial condition or cash flows.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

3. SECURITIES OWNED & SECURITIES SOLD, NOT YET PURCHASED

Securities owned consist of the following:

	Marketable, at fair value December 31		*Municipal warrants, at estimated fair value December 31*	
	2009	2008	2009	2008
Municipal bonds	$ 709,408	$ -	$ -	$ -
Equity securities	2,687,706	1,099,993	-	-
Municipal warrants	-	-	320,301	502,930
Total securities owned	$ 3,397,114	$ 1,099,993	$ 320,301	$ 502,930

Securities sold, not yet purchased consist of the following:

	Marketable, at fair value December 31	
	2009	2008
Municipal bonds	$ 14,519	$ 25,095
Equity securities	37	1,283
Total securities sold	$ 14,556	$ 26,378

4. INTANGIBLE ASSETS

Effective August 1, 2009, the Company purchased existing investment advisory customer contracts from Assurity Advisors, Inc., an investment advisor, for $407,900 in cash. A gain of $2,942 was realized for the difference between the purchase price and the fair value of the assets acquired of $410,842. Amortization relating to this purchase was $23,828 for the year ended December 31, 2009. The balance of the intangible assets, net of amortization is $387,014 at December 31, 2009.

Future amortization of the intangible assets is estimated to be recognized as follows:

		December 31, 2009
2010	$	58,692
2011		58,692
2012		58,692
2013		58,692
2014		58,692
Thereafter		93,554

5. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC, The Union Central Life Insurance Company (UCL) and First Ameritas Life Insurance Corp. of New York (FALIC) which are all affiliates. The Company is the underwriter for variable life insurance and variable annuity policies issued by ALIC, FALIC and UCL for which the Company collects a fee.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Fees earned by the Company for services provided to its affiliates are included in income in the statements of operations as service fees-affiliates. Fees incurred by the Company for services provided by its affiliates are included in expenses in the statements of operations as both distribution allowance-affiliates and service fees-affiliates.
Acacia Life Insurance Company, an affiliate, leases office space on behalf of the Company and certain affiliates. The Company was allocated approximately $163,000 and $197,000 for the years ended December 31, 2009 and 2008, respectively, for its share of the lease costs.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

6. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2009, the Company had net capital of $6,907,003 which was $6,251,444 in excess of required capital of $655,559 and its net capital ratio was 1.424 to 1.

7. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. Pension costs include current service costs, which are accrued and funded on a current basis, and prior service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this Plan are held by AHC. Total Company contributions for the years ended December 31, 2009 and 2008 were $74,250 and $47,368, respectively. For 2009 and 2008, the Plan had no minimum required contribution.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0%. In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those hired before January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006. Contributions by the Company to the defined contribution plans were $806,425 and $822,314 in 2009 and 2008, respectively, and are recorded in salary and salary related expenses.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of AHC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this Plan are held by AHC. Total Company expense was $(39,049) and $28,100 for the years ended December 31, 2009 and 2008, respectively.

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of employees in AHC and its subsidiaries.

The Company sponsors a non-contributory deferred compensation plan covering eligible employees. Benefits are based on the average of the participant's compensation over their career and are deferred until eligibility for disbursement is earned for length of service. The Company also sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in these plans direct the Company as to how to invest their deferred earnings. Based upon these instructions, deemed earnings or losses are credited to participants' plan balances. These plans are unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. The Company's liability under these plans is presented as Deferred compensation liabilities in the Statements of Financial Condition. Both the earnings of the Company's marketable securities and the Company's obligation for the investment performance of the deferred compensation in these plans are included in Investment income on the Statements of Operations.

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2009 and 2008, the Company's deferred tax assets relate primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $1,985,411 and $1,270,490 as of December 31, 2009 and 2008, respectively. Gross deferred tax liabilities were $0 and $1,322 as of December 31, 2009 and 2008, respectively.

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

	Years Ended December 31			
	2009		*2008*	
Federal statutory tax rate	35.00	%	35.00	%
State income taxes	4.01		5.29	
Tax exempt interest	4.12		7.34	
Nondeductible expenses	(6.68)		(12.23)	
Other	2.21		(1.02)	
Effective tax rate	38.66	%	34.38	%

The Company files income tax returns with federal and state jurisdictions. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2005. The Company classifies interest and penalties, if applicable, as income tax expense in the financial statements.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2009 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal and regulatory matters from time to time. Currently there are two legal matters involving outside business activities, activities unrelated to the Company, of two registered representative of the Company that each present a reasonable possibility of a loss. Based upon the known facts and circumstances the Company plans to vigorously defend itself against the claims and an estimate of the potential loss, if any, cannot be made at this time. Management is of the opinion that there are no other legal or regulatory actions that would result in the possibility of a loss that is material to the financial position, results of operations, net cash flows or net capital of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2009 and 2008, unsecured amounts in accounts introduced by the Company amounted to $69,140 and $138,984, respectively. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the statements of financial condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

10. FAIR VALUE MEASUREMENTS

As described in Note 1 above, the Company adopted new guidance effective January 1, 2008. The new guidance requires that financial assets and liabilities carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable. Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.
In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market funds, equity securities and retail and institutional mutual funds.

- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company does not own any Level 2 assets.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants.

10. FAIR VALUE MEASUREMENTS, (continued)

The following table summarizes assets and liabilities measured at fair value on a recurring basis by the SFAS hierarchy levels described above as follows:

	December 31, 2009			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash and cash equivalents	$3,867,040	$ -	$ -	$ 3,867,040
Securities owned:				
Marketable, at fair value	3,397,114	-	-	3,397,114
Municipal warrants, at estimated fair value	-	-	320,301	320,301
Total assets accounted for at fair value	$7,264,154	$ -	$ 320,301	$ 7,584,455
Liabilities				
Securities sold, not yet purchased, at fair value	$ 14,556	$ -	$ -	$ 14,556

	December 31, 2008			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash and cash equivalents	$5,117,800	$ -	$ -	$ 5,117,800
Securities owned:				
Marketable, at fair value	1,099,993	-	-	1,099,993
Municipal warrants, at estimated fair value	-	-	502,930	502,930
Total assets accounted for at fair value	$6,217,793	$ -	$ 502,930	$ 6,720,723
Liabilities				
Securities sold, not yet purchased, at fair value	$ 26,378	$ -	$ -	$ 26,378

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

2. Securities owned: Marketable – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

3. Securities owned: Municipal warrants – Categorized as Level 3 as internal valuations are required to value the Company's municipal warrants investments and significant inputs are unobservable.

4. Securities sold, not yet purchased – Categorized as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

10. FAIR VALUE MEASUREMENTS, (continued)

The following summarizes changes to municipal warrants carried at fair value for the years ended December 31 for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

	2009	2008
Fair value at January 1	$ 502,930	$ 1,140,332
Total gains or (losses) (realized/unrealized):		
Included in investment income	-	143,842
Purchases, sales, issuances, and settlements	(182,629)	(781,244)
Transfers in and/or out of Level 3	-	-
Fair value at December 31	$ 320,301	$ 502,930

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statements of financial condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

SCHEDULE G

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Total stockholders' equity	$ 11,181,437
Deductions and/or charges	
Nonallowable assets	
Receivables from brokers or dealers	109,310
Receivables from affiliates	77,716
Securities not readily marketable	283,345
Software	109,771
Other assets	3,090,088
Other deductions and/or charges	83,574
Haircuts on securities	520,630
	4,274,434
Net capital	6,907,003
Net capital requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	655,559
Excess net capital	$ 6,251,444
Aggregate indebtedness	$ 9,833,400
Ratio of aggregate indebtedness to net capital	1.424 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2009 filed by Ameritas Investment Corp. with FINRA on January 27, 2010.

SCHEDULE H

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

The Company operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

SCHEDULE I

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

The Company operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
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Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

February 26, 2010

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Ameritas Investment Corp. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding of securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP